

Mail Stop 7010

October 25, 2006

<u>Via U.S. mail and facsimile</u>

Mr. René J. Robichaud
President and Chief Executive Officer
NS Group, Inc.
530 West Ninth Street
Newport, KY 41071

> **Re: NS Group, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 24, 2006**
> **File No. 001-09838**

Dear Mr. Robichaud:

We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Background of the Merger, page 8</u>

1. We note your response to comment 8 of our letter dated October 19, 2006 and we reissue this comment, as it does not appear that you have discussed the resolution of the significant issues and the positions of each party, other than with respect to the break-up fee.

<u>Reasons for the Merger, Recommendation of our Board of Directors, page 11</u>

2. We note your response to comment 9 of our letter dated October 19, 2006 and we reissue this comment with respect to the first, fifth, and sixth bullet points. In this regard, please explain why these factors support the fairness determination, rather than simply listing the factors considered by the board. For example, with respect to the fifth bullet point, why does the fact that employees will have an opportunity support the fairness determination with respect to your stockholders?

Litigation Related to the Merger, page 27

3. Please update this subsection for any developments in the litigation associated with your proposed transaction. In addition, please provide to us copies of the complaint identified in this subsection and any associated motions, answers or other filings made in connection with this litigation. Please be advised that we may have further comments once we have had the opportunity to review these materials.

*   *   *   *

    As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551-3767 with any questions.

Sincerely,

Jennifer Hardy
Legal Branch Chief

cc: Ms. Stephanie M. Hosler
       Bryan Cave LLP
       211 North Broadway, Suite 3600
       St. Louis, MO 63102